UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, December 9th 2004

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

EDP INFORMS ON THE FINAL DECISION ADOPTED BY THE

EUROPEAN COMMISSION RELATING TO THE ACQUISITION OF

JOINT CONTROL OVER GDP – GÁS DE PORTUGAL, SGPS, S.A.

Following the information made public by EDP’s Board of Directors on the 6th of December, EDP informs that it was notified today of the final decision taken by the European Commission (“Commission”) in relation to the competition appraisal of the acquisition of joint control over GDP – Gás de Portugal, SGPS, S.A. (“GDP”) by EDP and Eni S.p.A. (“ENI”).

The Commision’s decision of 9 December, 2004 considered that the concentration by which EDP and ENI would acquire joint control over GDP is incompatible with the common market, in accordance with the provisions set forth in Council Regulation nr. 4064/89, of 21 December, on the control of concentrations between undertakings.

The Commission considered that the commitments presented by EDP and ENI with the purpose of eliminating competition concerns raised by that entity during the investigation proceedings on the abovementioned concentration did not fully address those same concerns. These commitments relate both the natural gas and the electricity businesses and only a number of significant divestments from generation assets would be considered as sufficient to eliminate those same concerns in the electricity sector. Consequently, the Commission decided to prohibit the proposed transaction.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello

Phone Fax:	+351 210012834 +351 210012899	EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Capital Social: € 3,000,000,000    Matrícula: 1805 da C.R.C. Lisboa    Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 13, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer